Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES UPDATED RESOURCES AND RESERVES

TORONTO, ONTARIO -- (Marketwired – March 10, 2016) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced results of the Company's annual resource and reserve update for the Company's mines in Timmins, Ontario, including Timmins West and Bell Creek. Timmins West is located approximately 18 kilometres west of the centre of Timmins and includes the Timmins, Thunder Creek, and 144 Gap deposits. The Bell Creek Mine includes the Bell Creek Deposit and is located approximately 20 kilometres east of the centre of Timmins at the same location as the Company's milling facility.

At Timmins West, total resources are estimated at 903,400 ounces (5,775,000 tonnes at an average grade of 4.9 grams per tonne "gpt") in the Indicated category and 429,300 ounces (2,671,000 tonnes at an average grade of 5.0 gpt) in the Inferred category. The new resource estimates compare to the previous estimates, released on March 12, 2015, of 694,600 ounces (4,539,000 tonnes at an average grade of 4.8 gpt) in the Indicated category and 259,700 ounces (1,631,000 tonnes at an average grade of 5.0 gpt) in the Inferred category.  The increases from the previous year's estimates result from the release of an initial resource at the Company's 144 Gap Deposit on February 8, 2016, including 301,700 ounces (1,734,000 tonnes at an average grade of 5.4 gpt) of Indicated resources and 319,200 ounces (1,914,000 tonnes at an average grade of 5.2 gpt) of Inferred resources.

The reserve estimate for Timmins West as at December 31, 2015 includes probable reserves at the Timmins and Thunder Creek deposits only. The release of an initial reserve for the 144 Gap Deposit is targeted for the end of the year following the completion of test stoping during the second half of 2016. Total reserves at the Timmins and Thunder Creek deposits are estimated at 391,800 ounces (2,895,000 tonnes at an average grade of 4.2 gpt).  The new reserve estimate compares to the previous estimate of 509,700 ounces (3,691,000 tonnes at an average grade of 4.3 gpt) as at December 31, 2014.

The updated resource estimates at Bell Creek include 4,812,000 tonnes at an average grade of 4.4 gpt for 679,900 ounces in the measured and indicated categories and 4,124,000 tonnes at an average grade of 4.4 gpt for 584,000 ounces in the inferred category. The new resource estimates compare to the previous estimates of 4,904,000 tonnes at an average grade of 4.4 gpt for 686,700 ounces in the measured and indicated categories and 4,399,000 tonnes at an average grade of 4.8 gpt for 685,000 ounces in the inferred category. Proven and probable reserves at Bell Creek are estimated at 2,131,000 tonnes at an average grade of 4.5 gpt for 309,300 ounces, which compares to the previous estimate of 263,600 ounces (1,792,000 tonnes at an average grade of 4.6 gpt).

Tony Makuch, President and CEO of Lake Shore Gold, commented: "We achieved solid growth in total measured and indicated resources at our Timmins mining operations. As well, at Bell Creek, we increased total reserves as a result of success with our 2015 drilling program. At Timmins West, we released an initial resource at the 144 Gap Deposit last month, which resulted in increases of 30% and 65% in indicated and inferred resources, respectively, at the mine.  Our plan this year is to complete a number of test stopes at the 144 Gap Deposit in the second half of the year and to use the information gained from our development and test stoping program to establish an initial reserve for the end of the year, which will add to the reserve base at Timmins West ahead of our next full reserve and resource update."

Mineral Resources
In-Situ Resource above cut-off grade ("COG")
	Tonnes	Grade (gpt)	Ounces
Timmins Deposit @ 1.5 gpt COG
Indicated	1,816,000	5.1	296,000
Inferred	606,000	4.8	92,600
Thunder Creek @ 1.5 gpt COG
Indicated	2,225,000	4.3	305,700
Inferred	151,000	3.6	17,500
144 Gap @ 2.6 gpt COG
Indicated	1,734,000	5.4	301,700
Inferred	1,914,000	5.2	319,200
Total Timmins West
Indicated	5,775,000	4.9	903,400
Inferred	2,671,000	5.0	429,300
Bell Creek @ 2.2 gpt COG
Measured	390,000	4.5	56,100
Indicated	4,422,000	4.4	623,800
Measured and Indicated	4,812,000	4.4	679,900
Inferred	4,124,000	4.4	584,000
Total Resources – Timmins Mines
Measured and Indicated	10,587,000	4.7	1,583,300
Inferred	6,795,000	4.6	1,013,300

1. Mineral resource estimates have been classified according to CIM Definitions and Guidelines.
2. Mineral resources are reported inclusive of mineral reserves.
3. Mineral resources incorporate a minimum cut-off grade of 1.5 gpt gold for the Timmins and Thunder Creek deposits, 2.6 gpt gold for the 144 Gap Deposit and 2.2 gpt for the Bell Creek Mine.
4. Cut-off grade is determined using a weighted average gold price of US$1,100 per ounce and an exchange rate of CAD$/US$ $1.00/US$0.90.
5.    Cut-off grades assume mining, general and administrative ("G&A") and surface haulage costs of up to $74 per tonne and/or processing costs of up to $22 per tonne for the Timmins West deposits, with assumed mining and G&A costs of up to $82 per tonne and/or processing costs of $22 per tonne at Bell Creek Mine. Assumed metallurgical recoveries are 97% for the Timmins West deposits and 95% for Bell Creek Mine.

6.    Mineral resources have been estimated using Inverse Distance Squared estimation method and  gold grades which have been capped between 20 and 120 grams per tonne based on statistical  analysis of each zone.

7. Assumed minimum mining width is two metres.
8.    The mineral resources were prepared under the supervision of, and verified by, Eric Kallio, P.Geo.,  Senior Vice-President, Exploration, Lake Shore Gold Corp., who is a qualified person under NI 43-  101 and an employee of Lake Shore Gold.

9. Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred. As a result, totals may not add exactly due to rounding.

Mineral Reserves

	Tonnes	Grade (gpt)	Ounces
Timmins Deposit (Probable)	1,397,000	4.4	195,500
Thunder Creek Deposit (Probable)	1,498,000	4.1	196,300
Total Timmins West Mine (Probable)	2,895,000	4.2	391,800
Bell Creek Mine (Proven)	162,000	4.2	21,800
Bell Creek Mine (Probable)	1,969,000	4.5	287,500
Total Bell Creek Mine (Proven and Probable)	2,131,000	4.5	309,300
Total Reserves – Timmins Mines (Proven and Probable)	5,026,000	4.3	701,100

1.	The effective date of the mineral reserves is December 31, 2015.
2.	The mineral reserve estimates are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves, Definition and Guidelines" as per Canadian Securities Administrator's National Instrument 43-101 requirements.
3.	Mineral reserves are based on a long-term gold price of US$1,100 per ounce and an exchange rate of CAD$/US$ $1.00/US$0.80.
4.	Mineral reserves are supported by a mine plan that features variable stope thicknesses, depending on zone, and expected cost levels, depending on the mining methods utilized.
5.	Mineral reserves at the Timmins West Mine incorporate a minimum cut-off grade of 2.3 gpt. The cut-off grade assumes estimated mining and site G&A costs of $67.00 per tonne, surface haulage costs of $7.20 per tonne, processing costs of $22.62 per tonne, mining recovery of 95%, external dilution of 18% for Timmins Deposit and 12% for Thunder Creek Deposit, and a metallurgical recovery rate of 97%.
6.	Mineral reserves at Bell Creek Mine incorporate a minimum cut-off grade of 2.5 gpt. The cut-off grade assumes estimated mining and site G&A costs of $82.50 per tonne, processing costs of $22.62 per tonne, mining recovery of 95%, external dilution of 15% and a metallurgical recovery rate of 95%.
7.
The mineral reserves were prepared under the supervision of, and verified by, Natasha Vaz, P. Eng., Vice-President, Technical Services, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of Lake Shore Gold Corp.

8.	Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred. As a result, totals may not add exactly due to rounding.
The general parameters used in development of the block model mineral resource estimates for the Timmins West Mine are set out in a technical report entitled, "43‐101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine and Initial Resource Estimate for the 144 Gap Deposit, Timmins, Ontario, Canada" dated February 29, 2016, which was filed on SEDAR on March 9, 2016.  The resource estimate for the 144 Gap Deposit was first reported in a press release dated February 8, 2016, and there is no material difference between that estimate and the resource estimate included in the technical report.
The calculation of mineral resources and mineral reserves has taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints, none of which are considered to have the potential to affect materially the development of the Timmins West Mine. The mineral resource and mineral reserve estimates may be materially impacted by assumptions used for commodity prices, operating and capital costs, rock mechanics (geotechnical) constraints, constant underground access to all working areas, and metal recovery.

Qualified Person
Scientific and technical information contained in this press release related to reserves has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a "qualified person" as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Scientific and technical information related to resources contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a "qualified person" as defined by NI 43-101.

Quality Control
Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 grams per tonne gold, the sample is fire assayed with a gravimetric finish. Select zones with visible gold are tested by pulp metallic analysis. NQ size surface drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. BQ size underground drill core is either saw cut or whole core sampled. The drill core is transported in security sealed bags for preparation to the ALS Minerals analytical facility located in Val d'Or Quebec for fire assay. This ALS Minerals facility is registered ISO 9001-2008 (CERT-0051527) and is SCC ISO/IEC 17025:2005 Accredited (#689). Most underground drill core is analyzed by Activation Laboratories Ltd. (Actlabs) in Timmins, Ontario. Actlabs is an ISO/IEC 17025:2005 Accredited laboratory.

About Lake Shore Gold
Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company's common shares trade on the TSX and NYSE MKT under the symbol LSG.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES
The mineral reserve and mineral resource estimates contained in this press release have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms "mineral reserve," "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum' (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under the SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this press release that contain descriptions of the Registrant's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release relating to the Company's resources and reserves, expected production levels, production growth, exploration activities, potential for increasing reserves and resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company's most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
 Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com